HUHTAMAKI
PACKAGING WORLDWIDE

02015281

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

January 24, 2002

Re: Huhtamäki Oyj, File No. 82.2925

SUPPL

Dear Sirs

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Press release:

- **Huhtamaki concentrates manufacturing further in the United States**

Yours sincerely,

Kirsikka Ylimaula
Communications Coordinator

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Huhtamäki Oyj,

HUHTAMAKI

PACKAGING WORLDWIDE

PRESS RELEASE

January 24, 2002

Huhtamaki concentrates manufacturing further in the United States

Leading consumer packaging specialist Huhtamaki will further concentrate its manufacturing operations in the United States by closing down its East Providence (RI) facility. This unit's paper packaging operations were relocated to another plant last year. The remaining plastic packaging lines will also be relocated to other U.S. units by the end of October. Approx. 190 employees will be affected.

The demand for food packaging in the United States has returned to normal levels. The relocation of the East Providence operation is part of Huhtamaki's ongoing program to streamline its manufacturing operations in several countries and thus realize the significant synergy potential of the major company acquisitions completed in 1999-2000. The costs of the plant closure have been provisioned for.

Inquiries:
Mr. Markku Pietinen, Group VP IR & Communications
Tel. +358-9-6868 8361
markku.pietinen@fi.huhtamaki.com